Via Facsimile and U.S. Mail
Mail Stop 6010

      October 17, 2005


Mr. Thomas J. Kilian
President and Chief Executive Officer
Ceres Group, Inc.
17800 Royalton Road
Cleveland, Ohio   44136


      Re:	Ceres Group, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 18, 2005
      File No. 000-08483


Dear Mr. Kilian:

      We have reviewed your response dated August 9, 2005 to our comment letter dated July 13, 2005 and have the following comments.
In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K - December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 22

Critical Accounting Policies, page 22

Liabilities for Other Policy Claims and Benefits Payable, page 22

1. Refer to your response to comment one. Please revise your proposed disclosure related to your "Long-Term Care Disabled Life
Reserves" to include some sensitivity analysis related to the key factor that affect the reserves.

2. Refer to your response to comment two. Please revise your proposed discussion of what resulted in the material deficiencies/redundancies to more specifically address the key assumptions that changed that caused these changes. Include the loss years that affected these changes in estimates. Further explain to us why a trend that became evident when the backlog was processed does not represent an error given that the trend should have been known at the time of the financial statements.

Liquidity and Capital resources, page 34

3. Refer to your response to comment four. In your response, you cite two main factors for the changes in your other policy claims and benefits payable balance. Please tell us where you disclose these factors in your filing. If this discussion is not present, please explain to us why such a discussion is not merited to better understand the changes that have taken place in your reserve balances.


*    *    *    *

      Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.







      You may contact Ibolya Ignat, Staff Accountant, at (202)
551-
3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.



	Sincerely,



	Jim B. Rosenberg
	Senior Assistant Chief
	Accountant

??

??

??

??

Thomas J. Kilian
Ceres Group, Inc
October 17, 2005
Page 1